Exhibit 21.1

NEXPOINT MULTIFAMILY CAPITAL TRUST, INC.

List of Subsidiaries

Entity	Jurisdiction
Estates on Maryland Holdco, LLC	Delaware
Estates on Maryland Owners, LLC	Delaware
Estates on Maryland, LLC	Delaware
Nashville RE Holdings, LLC	Delaware
NexPoint Multifamily Operating Partnership, L.P.	Delaware
NMRT TRS, Inc.	Delaware
NREA SOV Investors, LLC	Delaware